Exhibit (a)(5)(E)

News Release

INTEL CORPORATION ACCEPTS SHARES IN TENDER OFFER FOR

WIND RIVER SYSTEMS, INC. AND COMMENCES SUBSEQUENT OFFERING PERIOD

SANTA CLARA, Calif., July 10, 2009 – Intel Corporation today announced that the initial offer period for its tender offer through its subsidiary, APC II Acquisition Corporation (APC II), for all outstanding shares of common stock, including rights to purchase shares of Series A Junior Participating Preferred Stock, of Wind River Systems Inc. for $11.50 per share expired at 12 a.m. EDT on July 9, 2009.

The depositary for the tender offer has advised Intel that, as of the expiration of the initial offering period, a total of approximately 69.0 million shares of Wind River common stock were validly tendered and not withdrawn (including approximately 6.4 million shares subject to guaranteed delivery procedures), representing approximately 89 percent of the outstanding shares of Wind River common stock. All shares that were validly tendered and not properly withdrawn during the initial offering period have been accepted for payment.

Intel also announced that it will commence through APC II a subsequent offering period to acquire all remaining shares of Wind River common stock, which will begin on July 10, 2009 and expire at 12 a.m. EDT on July 15, 2009, unless extended. Any shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering shareholders will promptly thereafter be paid of $11.50 per share, less any required withholding taxes, in cash and without interest, which is the same amount per share that was offered and paid in the initial offering period. The subsequent offering period enables holders of shares of Wind River common stock who did not tender during the initial offering period to participate in the offer and receive the offer price on an expedited basis rather than waiting until the completion of the merger. Shares tendered during the subsequent offering period cannot be delivered by the guaranteed delivery procedure and may not be withdrawn. In addition, shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

Following the expiration of the subsequent offering period, Intel intends to complete the acquisition of Wind River through what is known as a “short-form merger,” that is, without a vote or meeting of Wind River Systems Inc.’s remaining stockholders. Following the merger, Wind River will become a wholly owned subsidiary of Intel, and each share of Wind River’s outstanding common stock will be cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer. Thereafter, Wind River common stock will cease to be traded on the NASDAQ Global Select Market.

About Intel

Intel (NASDAQ: INTC), the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Additional information about Intel is available at www.intel.com/pressroom and blogs.intel.com.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Wind River. Intel and APC II Acquisition Corporation have filed a tender offer statement with the Securities and Exchange Commission (“SEC”), and have mailed an offer to purchase, forms of letter of transmittal and related documents to Wind River stockholders. Wind River has filed with the SEC, and has mailed to Wind River stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of Wind River are urged to read them carefully. These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, New York, New York 10038 or by calling toll-free (877) 278-4762. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Intel Corporation at www.intel.com, or Intel Corporation, 2200 Mission College Blvd., Santa Clara, CA 95054-1549, Attn: Investor Relations.

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